SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1)or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

_________________________

GENESIS MICROCHIP INC.

(Name of Subject Company)

_________________________

SOPHIA ACQUISITION CORP.,

a wholly owned subsidiary of

STMICROELECTRONICS N.V.

(Names of Filing Persons (offeror))

Common Stock, Par Value $0.001 Per Share (including the associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

37184C103

(CUSIP Number of Class of Securities)

_________________________

Pierre Ollivier

STMicroelectronics N.V.

Chemin du Champ-des-Filles, 39

1228 Plan-les-Ouates, Geneva, Switzerland

Telephone: +41 22 929 58 76

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of filing persons)

_________________________

Copy to:

John D. Wilson

Shearman & Sterling LLP

525 Market Street

San Francisco, California 94105

(415) 616-1100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$386,760,867	$11,873.56

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $8.65, the per share tender offer price, by 44,712,239, the sum of the 38,012,846 currently outstanding shares of Common Stock sought in the Offer and the 6,699,393 shares of Common Stock subject to issuance upon exercise of outstanding options and restricted stock units.

** Calculated as 0.003070% of the transaction value.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,873.56	Filing Party:	STMicroelectronics N.V. and
			Sophia Acquisition Corp
Form or Registration No:	Schedule TO	Date Filed:	December 18, 2007

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment’) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on December 18, 2007 by STMicroelectronics N.V., a limited liability company organized under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands (“Parent”), and Sophia Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), as amended on January 9, 2008 and January 17, 2008. The Schedule TO and this Amendment relate to the offer by Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.001 per share, including the associated Series A Participating Preferred Stock purchase rights (the “Rights” and together with the Common Stock, the “Shares”) issued pursuant to the Preferred Stock Rights Agreement (the “Rights Agreement”), dated as of June 27, 2002, as amended by Amendment to the Rights Agreement, dated as of March 16, 2003, and as further amended by Amendment No. 2 to the Rights Agreement, dated as of December 10, 2007, between the Company and Mellon Investor Services LLC, of Genesis Microchip Inc., a Delaware corporation (the “Company”), at a price of $8.65 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase (as amended hereby), including Schedule I thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of the Schedule TO and is supplemented by the information specifically provided in this Amendment. The Agreement and Plan of Merger, dated as of December 10, 2007 (the “Merger Agreement”), among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) to the Schedule TO, is incorporated herein by reference with respect to Items 5 and 11 of the Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 4 and 8. Terms of the Transaction; Interest in Securities of the Subject Company.

Items 4 and 8 of the Schedule TO are hereby amended and supplemented by including the following:

As of 5:00 p.m. New York City time on January 23, 2008, Purchaser had received valid tenders of approximately 1.7 million Shares during the previously announced subsequent offering period of the Offer. Together with Shares tendered during the initial offer period of the Offer, Purchaser has now accepted for payment approximately 34.0 million Shares, representing approximately 88.8% of the outstanding Shares.

Purchaser also announced that it is extending the subsequent offering period of the Offer by one day until 5:00 p.m., New York City time, on Thursday, January 24, 2008. During the subsequent offering period (as so extended), Purchaser will accept for payment and promptly pay for Shares as they are tendered. Shares tendered during the subsequent offering period (as so extended) may not be withdrawn. If Purchaser acquires at least 90% of the outstanding Shares as a result of the subsequent offering period (as so extended) or otherwise, Purchaser expects that the Merger will occur promptly thereafter.

The press release announcing the extension of the subsequent offering period is attached hereto as Exhibit (a)(5)(B).

Item 12. Exhibits

(a)(5)(B)	Press Release, issued by STMicroelectronics N.V., dated January 24, 2008.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2008

STMICROELECTRONICS N.V.

	By:	/s/ Carlo Bozotti
		Name:	Carlo Bozotti
		Title:	President and Chief Executive Officer

SOPHIA ACQUISITION CORP.

	By:	/s/ Archibald Malone
		Name:	Archibald Malone
		Title:	President

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase dated December 18, 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from Morgan Stanley & Co. Incorporated to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on December 18, 2007.**

(a)(1)(H)	Press Release issued by Parent on December 11, 2007. (1)

(a)(1)(I)	Prepared Remarks for Conference Call conducted by Parent and the Company on December 11, 2007. (2)

(a)(1)(J)

Letter from Philippe Lambinet, Corporate Vice President and General Manager of Parent’s Home Entertainment & Displays Group, to all employees of the Company, delivered by Elias Antoun, Chief Executive Officer of the Company, via email on December 17, 2007. (3)

(a)(5)(A)	Press Release, issued by STMicroelectronics N.V., dated January 17, 2008.**

(a)(5)(B)	Press Release, issued by STMicroelectronics N.V., dated January 24, 2008.

(d)(1)	Agreement and Plan of Merger, dated as of December 10, 2007, among Parent, Purchaser and the Company.**

(d)(2)	Employment Agreement dated December 10, 2007, between Parent and Elias Antoun.**

(d)(3)	Confidentiality Agreement, dated as of November 14, 2007, between Parent and the Company.**

(d)(4)	Exclusivity Agreement, dated as of November 14, 2007, between Parent and the Company.**

(g)	None.

(h)	None.

__________________

*	Included in mailing to stockholders. Previously filed.

**	Previously filed.

(1) Incorporated by reference to the Schedule TO–C filed by Parent on December 11, 2007.

(2) Incorporated by reference to the Schedule TO–C filed by Parent on December 14, 2007.

(3) Incorporated by reference to the Schedule TO–C filed by Parent on December 18, 2007.